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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                             SCHEDULE 13G
                            (Rule 13d-102)
          Information Statement Pursuant to Rules 13d-1 and 13d-2
                 Under the Securities Exchange Act of 1934*


                        Platinum Entertainment, Inc.
                   ---------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.001 per share
                   ---------------------------------------
                       (Title of Class of Securities)

                                727909-10-3
                   ---------------------------------------
                              (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 7 pages


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CUSIP No. 727909-10-3       SCHEDULE 13G                  Page  2  of  7  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           Steven D. Devick
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER     (a)  / /
     OF A GROUP*  Not Applicable               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
-------------------------------------------------------------------------------
NUMBER OF SHARES              (5) SOLE VOTING POWER
 BENEFICIALLY                              450,839(a)
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                           450,839(a)
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             450,839(a)
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
             No
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             8.4%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
             IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 7 pages

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     (a) Includes 208,300 shares which Mr. Devick has the right to acquire pursuant to the exercise of vested stock options held by Mr. Devick.


                              Page 3 of 7 pages

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Item 1(a).  Name of Issuer:

                 Platinum Entertainment, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

                 2001 Butterfield Road
                 Downers Grove, Illinois 60515

Item 2(a).  Name of Person Filing:

                 Steven D. Devick

Item 2(b).  Address of Principal Business Office or, if None, Residence:

                 2001 Butterfield Road
                 Downers Grove, Illinois 60515

Item 2(c).  Citizenship:

                 United States

Item 2(d).  Title of Class of Securities:

                 Common Stock, par value $.001 per share

Item 2(e).  CUSIP Number:

                 727909-10-3

Item 3.     Type of Person:

                 Not Applicable


                              Page 4 of 7 pages

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Item 4.  Ownership:

         (a) Amount Beneficially Owned:
             450,839 (1)

         (b) Percent of Class:
             8.4% (1)

         (c) Number of shares as to which such person has:

             (i)    Sole power to vote or to direct the vote:
                    450,839 (1)

             (ii)   Shared power to vote or to direct the
                    vote:


             (iii)  Sole power to dispose or to direct the
                    disposition of:  450,839 (1)

             (iv) Shared power to dispose or to direct the disposition of:

--------------
     (1) Includes 208,300 shares which Mr. Devick has the right to acquire pursuant to the exercise of vested stock options held by Mr. Devick.


                              Page 5 of 7 pages

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Item 5.  Ownership of Five Percent or less of a Class:

              Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

              Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

              Not Applicable

Item 8.  Identification and Classification of Members of the Group:

              Not Applicable

Item 9.  Notice of Dissolution of Group:

              Not Applicable

Item 10. Certification:

              Not Applicable


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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       Date:     February 13, 1997


                                       /s/ STEVEN D. DEVICK
                                       ----------------------------------------
                                           Steven D. Devick


                              Page 7 of 7 pages